SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐ No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212007) OF LIGHTINTHEBOX HOLDING CO., LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXPLANATORY NOTE

This Amendment No.1 (the “Amendment”) to the Current Report on Form 6-K for the month ended April 2019, originally filed by LightInTheBox Holding Co., Ltd. (the “Company”) with the Securities and Exchange Commission on March 29, 2019 (the “Original Form 6-K”), is being filed to amend our previously issued unaudited condensed consolidated financial statements to reflect a reclassification of the convertible promissory notes issued by Ezbuy and certain accounting adjustments in preparing the annual report for the post-acquisition combined group.

As a result of these reclassification and adjustments, our prepaid expenses and other current assets will be decreased by $0.7 million from $6.5 million to $5.8 million; our goodwill will be decreased by $2.9  million from $31.1 million to $28.2 million; our accounts payable will be increased by $2.1 million from $10.8 million to $12.9 million; our accrued expenses and other current liabilities will be decreased by $5.9 million from $28.6 million to $22.7 million. We have also made adjustments to certain line items, including accounts receivable, accumulated deficit, accumulated other comprehensive loss, and non-controlling interests. The determination to reclassify the convertible promissory notes and the adjustments of certain line items as described above was made by the Company’s management with the concurrence of the Audit Committee of the Company’s Board of Directors.

The Company’s unaudited condensed consolidated financial statements for the quarter ended December 31, 2018 and the year ended December 31, 2018, and all related earnings press releases and communications are amended hereby to reflect the reclassification and adjustment described herein, and the Company’s accounts receivable, prepaid expenses and other current assets, goodwill, accounts payable, accrued expenses and other current liabilities, accumulated deficit, accumulated other comprehensive loss and non-controlling interests for the affected reporting periods should be read taking into account the reclassification and adjustments.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of December 31,
	2017	2018
ASSETS
Current Assets
Cash and cash equivalents	68,441	38,808
Restricted cash	1,573	994
Accounts receivable, net of allowance for doubtful accounts	3,433	1,463
Inventories, net	11,841	8,481
Prepaid expenses and other current assets	15,696	5,811
Total current assets	100,984	55,557
Property and equipment, net	920	3,652
Acquired intangible assets, net	210	9,890
Goodwill	690	28,169
Long-term rental deposit	671	1,131
Long-term investment	5,262	5,188
Total non-current assets	7,753	48,030
TOTAL ASSETS	108,737	103,587

LIABILITIES
Current Liabilities
Accounts payable	22,430	12,941
Amounts due to related parties	—	4,953
Convertible promissory notes	—	51,922
Advance from customers	10,110	17,732
Accrued expenses and other current liabilities	20,727	22,688
Total current liabilities	53,267	110,236

Long-term payable	—	1,156
TOTAL LIABILITIES	53,267	111,392

EQUITY/(DEFICIT)
Ordinary shares	11	11
Treasury shares, at cost	(23,907)	(27,261)
Additional paid-in capital	238,851	239,269
Accumulated deficit	(159,286)	(218,887)
Accumulated other comprehensive loss	(199)	(932)
Non-controlling interests	—	(5)
TOTAL EQUITY/(DEFICIT)	55,470	(7,805)
TOTAL LIABILITIES AND EQUITY	108,737	103,587

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Twelve-month Period Ended	Twelve-month Period Ended
	December 31,	December 31,
	2017	2018
Net revenues
Product sales	293,951	216,407
Services and others	25,930	11,132
Total net revenues	319,881	227,539
Cost of revenues
Product sales	(189,816)	(156,326)
Services and others	(24,445)	(10,017)
Total cost of revenues	(214,261)	(166,343)
Gross profit	105,620	61,196
Operating expenses
Fulfillment	(17,291)	(15,127)
Selling and marketing	(68,891)	(50,508)
General and administrative	(29,605)	(33,042)
Total operating expenses	(115,787)	(98,677)
Loss from operations	(10,167)	(37,481)
Exchange loss on offshore bank accounts	(89)	—
Interest income	581	487
Interest expense	—	(5)
Change in fair value of convertible promissory notes	—	(22,791)
Total other income/ (loss)	492	(22,309)
Loss before income taxes	(9,675)	(59,790)
Income taxes expenses	(81)	(33)
Gain from equity method investment	208	221
Net loss	(9,548)	(59,602)
Less: Net loss attributable to non-controlling interests	—	(1)
Net loss attributable to LightInTheBox Holding Co., Ltd.	(9,548)	(59,601)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	137,641,562	134,495,549
—Diluted	137,641,562	134,495,549

Net loss per ordinary share
—Basic	(0.07)	(0.44)
—Diluted	(0.07)	(0.44)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.14)	(0.89)
—Diluted	(0.14)	(0.89)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIGHTINTHEBOX HOLDING CO., LTD.

By:	/s/ Jian He
Name:	Jian He
Title:	Chief Executive Officer

Date: April 23, 2019